SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: January 4, 2007

Commission File No. 000-50790

SUPERCOM LTD.

Sagid House “Hasharon Industrial Park”
P.O.B. 5039
Qadima 60920 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SuperCom Ltd.

Form 6-K

Completion of Acquisition or Disposition of Assets; Entry into a Material Definitive Agreement; Creation of a Direct Financial Obligation

On December 31, 2006 (the “Closing Date”), SuperCom completed the sale of the assets of its smart-ID Division (the “Sale”) to On Track Innovations Ltd. (“OTI”), pursuant to a purchase agreement (the “Purchase Agreement”) dated November 7, 2006, for 2,827,200 unregistered ordinary shares of OTI (the “Consideration Shares”) (which represents approximately 15.28% of the issued and outstanding share capital of OTI, as of the Closing Date).

SuperCom has agreed to a lock-up of the Consideration Shares (the “Lock-Up”) pursuant to which SuperCom will not offer, sell, transfer or otherwise dispose of the Consideration Shares, except as set forth in an agreed-upon schedule permitting transfers of one-seventh (1/7th) of the Consideration Shares every three months (with the first release of the Consideration Shares occurring on the Closing Date). The Consideration Shares will be subject to the Lock-Up up to 18 months after the Closing Date. Additionally, SuperCom has granted to OTI’s Chairman, on behalf of the Board of Directors of OTI, or whomever else OTI’s Board of Directors may appoint, an irrevocable proxy on each Consideration Share until the sale or transfer of such Consideration Share, subject to the Lock-Up, to an unaffiliated third party by SuperCom in an arm’s-length transaction.

On the Closing Date, SuperCom obtained a $2,500,000 loan (the “Loan”) from Bank Hapoalim (the “Bank”). The interest rate for the Loan is LIBOR plus 1.5% and is updated every month. The Loan is secured by the Consideration Shares. SuperCom will repay the Loan in 18 monthly payments based on a payment schedule agreed to with the Bank. The payment schedule for the Loan will be accelerated once the registration statement registering the Consideration Shares (the “Registration Statement”) is declared effective by the SEC (the “Effective Date”), and will be fully repayable no later than six months from the Effective Date. The proceeds of any sale of the Consideration Shares by SuperCom shall be applied first to pay off any payments due under the Loan. Until the Loan (including any applicable interest and fees) is paid in full, any remaining proceeds from the sale of the Consideration Shares by SuperCom shall be held by the Bank (up to an amount equal to the unpaid principal amount plus any accrued but unpaid interest on the Loan) as a security interest on the Loan. The description of terms and conditions of the Loan set forth herein does not purport to be complete and is qualified in its entirety by the Loan agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

On the Closing Date, the parties executed a registration rights agreement (the “Registration Rights Agreement”) to cover the resale of the Consideration Shares. Pursuant to the Registration Rights Agreement, OTI will file a registration statement registering the Consideration Shares (the “Registration Statement”) by the later of (i) 90 days after the Closing Date or (ii) 45 days after receipt from SuperCom of all information required for the registration statement. Subject to certain permitted exceptions, OTI’s failure to file the Registration Statement by the above dates (or get the Registration Statement declared effective within a certain time period) will subject OTI to certain pro rata cash payments to SuperCom as liquidated damages.

On the Closing Date, the parties also executed a service and supply agreement (the “Service Agreement”) pursuant to which OTI will (i) act as a sub-contractor and provide services, products and materials necessary to carry out and complete SuperCom’s existing non-transferred projects, and (ii) grant to SuperCom an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license (the “License”) to use certain intellectual property rights transferred as part of the Sale for use in connection with SuperCom’s existing non-transferred projects. In consideration for the services, the product and materials and the License SuperCom will pay OTI certain payments. Upon the renewal of the existing projects, SuperCom will take all necessary actions to assign them to OTI. With regard to potential projects which have not yet been formalized by agreement, SuperCom will use its best efforts, subject to the consent of all parties, to assign to OTI all rights and interest in such potential projects. In the event such potential projects cannot be assigned, SuperCom will act as the main contractor and OTI will act as sub-contractor and SuperCom will be entitled to certain fees from OTI for each of the non-assigned potential projects.

The Purchase Agreement, the Lock-Up, the Registration Rights Agreement and the Service Agreement were attached as Exhibit 10.1 to SuperCom’s Report on Form 6-K filed with the SEC on November 14, 2006 (each of the Lock-Up, the Registration Rights Agreement and the Service Agreement were exhibits to the Purchase Agreement). The above descriptions of the Purchase Agreement, the Lock-Up, the Registration Rights Agreement and the Service Agreement set forth herein do not purport to be complete and is qualified in its entirety by the Purchase Agreement, the Lock-Up, the Registration Rights Agreement and the Service Agreement, each of which is incorporated herein by reference.

In connection with the Sale to OTI and pursuant to a finder’s agreement dated as of November 28, 2006 (the “Finder’s Agreement”), SuperCom has agreed to pay as finder’s fees, an aggregate of 183,768 shares of the Consideration Shares (which represents 6.5% of the Consideration Shares) (the “Fee Shares”). The Fee Shares will be released to the Finder in several installments, beginning on the Effective Date, in accordance with the release schedule provided in the Lock Up.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD.

By:

/s/ Eyal Tuchman
Eyal Tuchman
Chief Executive Officer
Date: January 4, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Asset Purchase Agreement (incorporated by reference to Exhibit 10.1 Report on Form 6-K filed by SuperCom with the SEC on November 14, 2006).

10.2	Loan Documents dated as of December 31, 2006

99.1	Announcement dated January 4, 2007.